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                                HEALTHSPORT, INC.
                          7633 E 63rd Place, Suite 220
                                 Tulsa, OK 74133

June 15, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, D.C.  20549

         Re:      Healthsport, Inc., File No. 0-23100
                  December 31, 2007 Form 10-K
                  December 31, 2008 Form 10-K
                  March 31, 2009 Form 10-Q

Dear Mr. Rosenberg:

We are in receipt of your comment letter dated June 2, 2009, which was a follow-up to our letter of March 30, 2009. As a result of shoulder replacement surgery by one of the principal parties involved in preparing the response to your comment letter, we have been unable to commence our response to your comments.

The party who had surgery returned to work on a part-time basis on June 15, 2009, and we expect to file our response to your letter by no later than June 29, 2009.

If you have any questions, please contact Jim Ross at 918-461-1667.

Sincerely,

HEALTHSPORT, INC.


/s/ Hank Durschlag
-----------------------
M.E. "Hank" Durschlag
Chief Executive Officer

Cc Creason & Associates, P.L.L.C.